July 16, 2010

Mr. Steven Hoffman
Chief Executive Officer
IX Energy Holdings, Inc.
711 Third Avenue, 12th Floor
New York, NY 10017

RE:	IX Energy Holdings, Inc. Form 8-K Item 4.01 filed July 14, 2010 File #333-151381

Dear Mr. Hoffman:

We have reviewed this filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.
Please amend the Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

RESPONSE:  We have amended the Form 8-K to state that the former accountant resigned and that the board of directors approved the decision to change accountants.

2.
Please amend the Form 8-K to state, if true, that the former accountant’s reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulations S-K.

RESPONSE:  We have amended the Form 8-K so that such statements are made with respect to reports, instead of report.

3.
In addition, Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. Please revise accordingly.

RESPONSE:  We have amended the Form 8-K accordingly.

4.
The disclosure should also state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Your current disclosure only covers the two most recent fiscal years and not the interim period through the date of resignation, declination or dismissal. Please revise accordingly.

RESPONSE:  We have amended the Form 8-K accordingly.

5.	Please file as Exhibit 16 a letter from your former accountant indicating whether or not they agree with your disclosures in the Form 8-K/A.

RESPONSE:  We have filed the requested accountant letter as Exhibit 16 in our Form 8K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in their filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:  As part of our response to the foregoing comments, the company acknowledges, by virtue of the President and CEO of the company executing the Form 8-K/A, that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.